INVITATION
ON
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ("EGMS")

The Board of Directors of PT Indosat Tbk ("Company") hereby invite the shareholders of the Company to attend the Company's EGMS which will be held on:

Date	:	Thursday, January 28, 2010
Time	:	14:00 h local time till finish
Venue	:	Indosat Auditorium Indosat Building Jl. Medan Merdeka Barat No. 21 Jakarta 10110

With the following agenda:

1. To approve changes to the composition of the Board of Commissioners and/or Board of Directors of the Company.
2. To approve the amendments to the Company's Articles of Association.

Notes:

1. This announcement is intended as an official invitation to the Company's shareholders. The Company will not submit or send any other invitation to the shareholders.
2. The registration desk will open on January 28, 2010 at 13:00 h and shall close at 13:45 h local time. Registration may be extended if necessary, until the commencement of the EGMS.
3. Shareholders who are entitled to attend the EGMS are:
   a. For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia ("PT KSEI"), only the shareholders whose names are registered in the Company's Share Register as at **16:00 h on January 12, 2010**; or their authorized representatives.
   b. For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at **16:00 h on January 12, 2010**; or their authorized representatives.
4. Shareholders who are not able to attend the EGMS may appoint an authorized representative by assigning a Power of Attorney, with the condition that members of the Board of Directors, members of the Board of Commissioners and Employees of the Company are not eligible to act as an authorized representative at the EGMS. Any of their voting rights in the EGMS will be deemed void and invalid.
5. The shareholders or their authorized representatives who will attend the EGMS should present a copy of his or her Personal Identification (ID) during registration. Shareholders whose shares are registered in the Collective Custody of PT KSEI, are expected to present written confirmation for EGMS (KTUR) available at the custodian bank or securities company.
6. Power of Attorney forms can be obtained through the Investor Relations Group, 2nd floor Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from January 14, 2010 until January 22, 2010 during office hours.
7. The duly executed Power of Attorney is expected to be received by the Company's Board of Directors through the Investor Relations Group not later than January 26, 2010 at 16:00 h local time.
8. Material related to the EGMS agenda are available for inspection from the Investor Relations Group starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Group.
9. For your convenience, the shareholders or their authorized representatives who intend to attend the EGMS are kindly requested to notify the Investor Relations Group at:

   Telephone no: +6221 386 9403 or +6221 386 9406
   Fax no: +6221 3000 3757

10. The shareholders or their authorized representatives are kindly requested to arrive 30 (thirty) minutes prior to the EGMS.

Jakarta, January 13, 2010

PT INDOSAT Tbk

The Board of Directors